Exhibit 4.1

SUPPLEMENTAL INDENTURE

This Supplemental Indenture (this “Supplemental Indenture”), dated as of November 1, 2004, is entered into between Cole National Group, Inc., a Delaware corporation (the “Company”), and Wells Fargo Bank, N.A. (successor by merger to Wells Fargo Bank Minnesota, N.A.), as trustee under the indenture referred to below (the “Trustee”).

W I T N E S S E T H

WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture dated as of May 22, 2002 (the “Indenture”), providing for the issuance by the Company of an aggregate principal amount of $150,000,000 of 8 7/8% Senior Subordinated Notes due 2012 (the “Notes”);

WHEREAS, capitalized terms used herein but not defined shall have the meanings ascribed to them in the Indenture;

WHEREAS, Section 9.02 of the Indenture provides, among other things, that the Company and the Trustee may amend or supplement the Indenture and the Notes with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding voting as a single class (including consents obtained in connection with a tender offer for the Notes) (the “Requisite Holders”);

WHEREAS, the Company desires to execute and deliver an amendment to the Indenture for the purposes of eliminating and amending certain of the restrictive covenants, events of default and other provisions contained in the Indenture and the Notes;

WHEREAS, the Company has caused to be delivered to the Holders of the Notes an Offer to Purchase and Consent Solicitation Statement, dated October 18, 2004 (as the same may be amended from time to time, the “Offer to Purchase”), and the related Consent and Letter of Transmittal pursuant to which the Company has (i) offered to purchase for cash any and all of the outstanding Notes (such offer on the terms set forth in the Offer to Purchase and the Consent and Letter of Transmittal, the “Offer”) and (ii) solicited consents to the adoption of amendments to the Indenture as set forth in Article I hereof (the “Amendments”);

WHEREAS, the Company has received the written consents of the Requisite Holders to the Amendments;

WHEREAS, the execution and delivery of this Supplemental Indenture has been duly authorized and all conditions and requirements necessary to make this

Supplemental Indenture a valid and binding agreement of the Company have been duly performed and complied with; and

WHEREAS, pursuant to Section 9.02 of the Indenture, the Trustee is authorized to execute this Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the holders of the Notes as follows:

ARTICLE I
AMENDMENTS TO INDENTURE

Section 1.01.                             Amendment of Articles 4 and 5.  The following sections of Articles 4 and 5 of the Indenture and any corresponding provisions in the Notes are hereby deleted in their entirety and replaced with “Intentionally Omitted” (except as otherwise noted) and all references made thereto throughout the Indenture and the Notes are hereby deleted in their entirety:

(a)                                  4.03 Reports;

(b)                                 4.04 Compliance Certificate;

(c)                                  4.05 Taxes;

(d)                                 4.06 Stay, Extension and Usury Laws;

(e)                                  4.07 Restricted Payments;

(f)                                    4.08 Dividend and Other Payment Restrictions Affecting Subsidiaries;

(g)                                 4.09 Incurrence of Indebtedness and Issuance of Preferred Stock;

(h)                                 4.10 Asset Sales;

(i)                                     4.11 Transactions with Affiliates;

(j)                                     4.12 Liens;

(k)                                  4.13 Corporate Existence;

(l)                                     4.14 Offer to Repurchase Upon Change of Control;

(m)                               4.15 No Senior Subordinated Debt;

(n)                                 4.16 Limitation on Sale and Leaseback Transactions;

(o)                                 4.17 Limitation on Capital Stock of Restricted Subsidiaries;

(p)                                 4.18 Future Note Guarantees;

(q)                                 4.19 Limitation on Designation of Restricted and Unrestricted Subsidiaries;

(r)                                    4.20 Payments for Consent; and

(s)                                  5.01 Merger, Consolidation, or Sale of Assets.

Section 1.02.                             Amendment of Article 6.  The following clauses of Section 6.01 of the Indenture and any corresponding provisions in the Notes, are hereby deleted in their entirety and replaced with “Intentionally Omitted,” and all references made thereto throughout the Indenture are hereby deleted in their entirety:

(a)                                  Section 6.01(3);

(b)                                 Section 6.01(5); and

(c)                                  Section 6.01(6).

Section 1.03.                             Definitions.  Definitions contained in Article 1 of the Indenture shall be deemed deleted when reference to such definitions would be eliminated as a result of the foregoing amendments.

Section 1.04.                             Section and Other References.  To the extent any amendments result in the renumbering of sections or clauses, any references thereto shall be deemed amended so as to refer to the amended section or clause.

ARTICLE II
EFFECTIVENESS

Section 2.01.                             Effectiveness. This Supplemental Indenture shall become effective and binding on the Company, the Trustee and the Holders upon execution and delivery of this Supplemental Indenture by the parties hereto.  The amendments set forth in Article I of this Supplemental Indenture shall become operative when the Company pays to the holders the consideration for all of the Notes validly tendered pursuant to the Offer.  In the event that the Offer is terminated or withdrawn, this Supplemental Indenture shall be null and void.

ARTICLE III
MISCELLANEOUS

Section 3.01.                             Indenture Ratified.  Except as otherwise provided herein, the Indenture is in all respects ratified and confirmed, and all of the terms, provisions and conditions thereof shall be and remain in full force and effect.

Section 3.02.                             Construction of Supplemental Indenture.  This Supplemental Indenture is executed as and shall constitute an indenture supplemental to the Indenture and shall be construed in connection with and as part of the Indenture.

Section 3.03.                             Trust Indenture Act Controls.  If any provision of this Supplemental Indenture limits, qualifies or conflicts with any other provision of this Supplemental Indenture or the Indenture that is required to be included by the Trust Indenture Act of 1939, as amended, as in force at the date this Supplemental Indenture is executed, the provision required by said Act shall control.

Section 3.04.                             Counterparts.  This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

Section 3.05.                             Trustee Not Responsible.  The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Company.

Section 3.06.                             Governing Law.  The internal law of the State of New York will govern and be used to construe this Supplemental Indenture without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

Section 3.07.                             Successors.  All covenants and agreements in this Supplemental Indenture by the Company or the Trustee shall bind their respective successors and assigns, whether so expressed or not.

Section 3.08.                             Severability.  In case any provisions in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

COLE NATIONAL GROUP, INC.

By:	/s/ Vito Giannola
Name: Vito Giannola
Title: Vice President

WELLS FARGO BANK, N.A., as Trustee

By:	/s/ Timothy P. Mowdy
Name: Timothy P. Mowdy
Title: Assistant Vice President